2001 - 7





                       SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.
                                      20549
                                     -------

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

           For the period commencing May 9, 2001 through July 17, 2001

                                     -------



                      KONINKLIJKE PHILIPS ELECTRONICS N.V.


                              --------------------
                              (Name of registrant)


       Rembrandt Tower, Amstelplein 1, 1096 HA Amsterdam, The Netherlands


                      -------------------------------------
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                              Form 20-F X    Form 40-F
                                       ---             ---

         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                                    Yes      No X
                                       ---     ---

                   If "Yes" is marked, indicate below the file
                 number assigned to the registrant in connection
                     with Rule 12g3-2(b); 82-______________.


                    Name and address of person authorized to
                   receive notices and communications from the
                       Securities and Exchange Commission:


                            Andrew D. Soussloff, Esq.
                               Sullivan & Cromwell
                                125 Broad Street
                            New York, New York 10004

This report comprises a copy of the Quarterly Report of the Philips Group for the six months ended June 20, 2001, dated July 17, 2001.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf, by the undersigned, thereunto duly authorized at Amsterdam, on the 19th day of July, 2001.







                      KONINKLIJKE PHILIPS ELECTRONICS N.V.







                              /s/ G.J. Kleisterlee
                              --------------------
                                G.J. KLEISTERLEE
                           (Executive Vice-President,
                        Member of the Board of Management
                          and Chief Operating Officer)







                             /s/ A.P.M. van der Poel
                             -----------------------
                               A.P.M. VAN DER POEL
                           (Executive Vice-President,
                       Member of the Board of Management)

2ND QUARTERLY REPORT
JULY 17, 2001

REPORT ON THE PERFORMANCE OF THE PHILIPS GROUP
----------------------------------------------

KEY PERFORMANCE DATA FOR THE PERIOD ENDING JUNE 30
-all amounts in millions of euros unless otherwise stated
-the data included in this report are unaudited
-accounting principles applied
are unchanged compared to the year 2000

                                          -------------    ------------------
                                            2nd quarter       January to June

                                           2001    2000       2001       2000
                                          -----   -----     ------     ------

Sales                                     7,682   9,155     15,890     17,484

Income from operations, excl.
amortization goodwill and other
intangibles arising from acquisitions
(Ebita)                                    (668)    779       (256)     1,495
As a % of sales                            (8.7)    8.5       (1.6)       8.6

Income from operations                     (745)    724       (413)     1,387
As a % of sales                            (9.7)    7.9       (2.6)       7.9

Net income                                 (770)  3,604       (664)     4,744
Per common share in euros                 (0.60)   2.71      (0.52)      3.57

Cash flows before financing activities     (368)  2,176     (1,552)     2,711

Income from operations,
 as a % of net operating capital (RONA)                       (6.5)      25.3
Net income,
 as a % of stockholders equity (ROE)                          (7.4)      62.1
Net debt : group equity ratio                                20:80          *
Number of employees                                        212,390    232,433

* Not meaningful: net cash exceeded the debt level

PHILIPS REPORTS NET LOSS OF EUR 770 MILLION IN THE SECOND
QUARTER OF 2001

IMPACT OF ECONOMIC SLOWDOWN ACCELERATED IN SECOND QUARTER; RESTRUCTURING PROGRAMS IN PROGRESS

NET INCOME OF ROYAL PHILIPS ELECTRONICS IN THE SECOND QUARTER AMOUNTED TO A LOSS OF EUR 770 MILLION (A LOSS OF EUR 0.60 PER SHARE) COMPARED TO A PROFIT OF EUR 3,604 MILLION (EUR 2.71 PER SHARE) IN THE CORRESPONDING PERIOD OF 2000. NET INCOME WAS NEGATIVELY IMPACTED BY SPECIAL ITEMS AFTER TAX OF EUR 422 MILLION (A LOSS OF EUR 0.33 PER SHARE). THE SECOND QUARTER OF 2000 INCLUDED ONE-TIME GAINS OF EUR 2,905 MILLION (EUR 2.19 PER SHARE).

YEAR TO DATE NET INCOME AMOUNTED TO A LOSS OF EUR 664 MILLION (A LOSS OF EUR
0.52 PER SHARE) VERSUS A PROFIT OF EUR 4,744 MILLION (EUR 3.57 PER SHARE) IN
2000.

THE FIRST SIX MONTHS OF THE YEAR WERE NEGATIVELY IMPACTED BY SPECIAL ITEMS AFTER TAX OF EUR 449 MILLION (A LOSS OF EUR 0.35 PER SHARE) COMPARED WITH A PROFIT OF EUR 3,301 MILLION LAST YEAR (EUR 2.48 PER SHARE).

GERARD KLEISTERLEE, PRESIDENT AND CEO OF ROYAL PHILIPS ELECTRONICS COMMENTED:
"THE ECONOMIC SLOWDOWN THAT STARTED IN THE USA LAST YEAR HAS SPREAD TO OTHER PARTS OF THE WORLD NOW. MARKETS FOR TELECOMMUNICATIONS AND PC AND PC PERIPHERALS CONTINUE TO SHOW WEAKNESS. OUR SEMICONDUCTORS, COMPONENTS AND CONSUMER ELECTRONICS BUSINESSES HAVE BEEN SIGNIFICANTLY IMPACTED BY THIS TREND. AT THE SAME TIME, WE SEE CONTINUED GOOD PERFORMANCE FROM OUR LIGHTING, DOMESTIC APPLIANCES AND PERSONAL CARE AND MEDICAL SYSTEMS DIVISIONS.

WE EXPECT THAT OUR EARNINGS WILL BOTTOM OUT IN THE THIRD QUARTER.

WE HAVE TAKEN FIRM MEASURES IN THE FIRST HALF OF THE YEAR TO REDUCE COST, HOLD INVENTORIES TIGHT AND CUT CAPITAL SPENDING. IN THE SECOND HALF OF THE YEAR WE EXPECT TO TAKE ADDITIONAL PRE-TAX CHARGES OF BETWEEN EUR 250 MILLION AND EUR 300 MILLION TO FURTHER REDUCE COST. WE WILL MAINTAIN A HEALTHY BALANCE SHEET WHILE DOING SO."

Sales in the second quarter came to EUR 7,682 million, a 16% decrease on the year before. Changes arising from (de)consolidations had a negative effect of 1%. Currency fluctuations had a positive effect of 2%. Price erosion in the second quarter, at 8% compared with 6% in the corresponding quarter of last year. Sales volume declined by 9% in the second quarter of 2001.

Income from operations in the second quarter was a loss of EUR 745 million (9.7% of sales) compared with a profit of EUR 724 million last year. Income included a loss of EUR 714 million for special items, made up as follows: restructuring charges of EUR 448 million, charges for inventory adjustments and obsolescence of EUR 143 million and charges totaling EUR 123 million for litigation settlement, receivables write-downs, disentanglement and moving expenses. These charges were off-set by one-time gains of EUR 197 million from the partial sale of Philips' ownership in two companies. Last year's second quarter included charges of approximately EUR 80 million as a result of the sale of Philips Projects, and restructuring charges at the Research Center.

Goodwill related charges came to EUR 77 million compared to EUR 55 million in 2000. The increase in goodwill amortization charges was for companies newly acquired in 2000 (MedQuist, ADAC and Optiva).

Financial income and expenses in the second quarter were EUR -74 million, compared to EUR -43 million last year. The difference mainly related to higher interest expenses due to higher net debt.

Income tax charges in the second quarter have been determined at a tentative rate of 25%. This compares to 20% in last year's corresponding quarter.

Philips' income from operational results relating to unconsolidated companies amounted to a loss of EUR 92 million in the second quarter, versus a profit of EUR 3,095 million last year. Negative contributions were reported from TSMC, Systems on Silicon Manufacturing Company (SSMC) and LG.Philips LCD Co. Results were positively impacted by a gain of EUR 20 million from the sale of Philips' ownership in battery facilities.

Results of TSMC included a one-time charge for impairment at a TSMC subsidiary of EUR 82 million due to changes to US accounting principles, off-set by a gain of EUR 42 million related to a reduction in the provision for withholding tax.

Income of the second quarter 2000 included a gain of EUR 2,905 million from one-off events (the sale of a portion of shares in ASM Lithography, an increase in equity value of TSMC, a gain resulting from the swap of Philips' equity in Beltone Electronics Inc. into shares of GN Great Nordic A/S). On a comparable basis income from operational results relating to unconsolidated companies amounted to a loss of EUR 58 million in the second quarter of 2001 versus a profit of EUR 190 million last year.

Goodwill charges relating to unconsolidated companies amounted to EUR 63 million compared to EUR 22 million in the second quarter of 2000. The increase related to Philips' shareholdings in TSMC and Atos Origin.

The share of third-party minority interests in the income of Group companies amounted to EUR 1 million, compared to EUR 14 million in the second quarter of 2000.

Net income for the second quarter amounted to a loss of EUR 770 million (a loss of EUR 0.60 per share) versus a profit of EUR 3,604 million (EUR 2.71 per share) in 2000.

SPECIAL ITEMS IMPACTED NET INCOME NEGATIVELY TO AN AMOUNT OF EUR 422 MILLION, SPECIFIED AS FOLLOWS:

Restructuring programs and the related one-time pre-tax charges resulted in an amount of EUR 714 million for the following activities:

PCC's mobile handset business:          EUR 269 million
Semiconductors:                         EUR 107 million
Digital Networks:                       EUR 125 million
Components :                            EUR 153 million
Other sectors:                          EUR  60 million
                                        ----------------
Total                                   EUR 714 million.

Included further were gains on the sale of participations resulting in a pre-tax profit of EUR 197 million. The positive impact on income tax of the abovementioned special items amounted to EUR 129 million. Unconsolidated companies had one-time net charges of EUR 34 million in their results.

For the second half of the year it is now expected that another charge of between EUR 250 million and EUR 300 million for restructuring and related one-time pre-tax charges will be taken, mainly at Semiconductors, Components and Consumer Electronics; this will bring the total special pre-tax charges to approximately EUR 1.0 billion for the full year.

SALES AND INCOME FROM OPERATIONS PER SECTOR

Sales in the Lighting sector totaled EUR 1,268 million, 5% ahead of the year before. Volume growth was 7%, while prices were on average 3% lower. The business units Lamps and Automotive recorded the strongest growth, while sales increased strongly in Asia and Latin America.

Income from operations came to EUR 135 million, compared to EUR 162 million last year. The quarterly results included EUR 19 million for restructuring charges, of which EUR 10 million is related to the sale of battery manufacturing activities. The gain on the sale of Philips' ownership in the battery manufacturing facility has been reported under unconsolidated companies. Income as a percentage of segment revenues slipped from 13.3% to 10.5%, due to the restructuring charges and an increase in material-related costs, in particular in Lamps.

Sales in Consumer Electronics totaled EUR 2,527 million, a decrease of 18% over the same quarter in 2000. Currency movements had a positive effect of 1% on nominal sales. Sales volume decreased by 9%, while prices decreased on average by 10%. Declining sales were posted in all regions, most strongly in North and Latin America. The business units VCR and Monitors experienced the most severe reductions. DVD sales continued to show strong growth of over 50%.

Income from operations in Consumer Electronics turned from a profit of EUR 126 million in 2000 to a loss of EUR 498 million. The decrease was mainly attributable to special items of EUR 269 million at Consumer Communications, mostly related to the decision to refocus the mobile handset business, and special items of EUR 125 million at Digital Networks.

Sales at Mainstream CE were 10% lower than in the same quarter of the year before. Price erosion increased from 7% in the first quarter to 9% in this quarter. Consequently, Mainstream CE reported a loss of EUR 71 million, compared to a profit of EUR 29 million last year. Special items at Mainstream CE amounted to EUR 11 million, mostly relating to restructuring charges.

Sales in Consumer Communications ended 32% lower than in the second quarter of 2000. The decline occurred in Europe, partly off-set by steep growth in Asia Pacific, notably in China, where sales nearly doubled.

Income at Consumer Communications came to a loss of EUR 311 million, compared to a profit of EUR 10 million last year. Special charges at Consumer Communications came to EUR 269 million and included an amount of EUR 241 million for restructuring charges.

Sales of Digital Networks decreased due to a lower activity level of set-top boxes, mainly in the USA.

Income from operations at Digital Networks ended the quarter at a loss of EUR 184 million, compared to a loss of EUR 21 million last year. Special items at Digital Networks were EUR 125 million, mainly write-off of inventories and a settlement for litigation in respect of a contract.

License income in the second quarter amounted to EUR 68 million, and was EUR 40 million lower than last year mainly due to delayed receipts of CD-R licenses.

Sales in the DAP sector totaled EUR 521 million, representing 13% growth, which was mainly attributable to the consolidated sales of Optiva. Price erosion was stable at 2%, while volume growth was 5%. Sales developed favorably in Europe and North America, especially for the business unit Male Shaving & Grooming.

Income from operations increased by 29% to EUR 71 million, helped by an incidental gain from the sale of a property.

Sales in the Components sector totaled EUR 807 million, a decrease of 40% over the second quarter of 2000. Changes in consolidations had a negative effect of 5%, while currency movements positively impacted nominal sales by 1%. Prices decreased on average by 11%, while sales volume decreased by 25%. Sales in the sector were strongly affected by the slowdown in the worldwide PC industry and telecommunications markets, affecting sales in monitor displays, optical storage modules and mobile display systems.

In the second quarter income from operations of Components came to a loss of EUR 332 million, which included an amount of EUR 86 million for restructuring charges and EUR 67 million for other special items, compared to a profit of EUR 144 million last year. The restructuring charges are related to Optical Storage (EUR 51 million), Mobile Display Systems (EUR 20 million) and the Global Commercial Organization (EUR 15 million). The other special items included an amount of EUR 25 million for disentanglement costs at Display Components, which merged its cathode ray tube (CRT) operations with LG Electronics, inventories write-off of EUR 28 million and impairment of fixed assets to an amount of EUR 10 million. Income before special items ended at a loss of EUR 179 million and was strongly influenced by increased price erosion across almost all businesses, lower factory loads and delayed introduction of new products.

Sales in the Semiconductors sector came to EUR 1,131 million, a decrease of 19% over the same quarter in the year earlier. The consolidation effect was 6% positive on nominal sales, in addition to a 2% positive currency effect. Price erosion was 9%, up from 2% last year, while volume decreased by 18%.

Income from operations amounted to a loss of EUR 255 million compared to a profit of EUR 324 million last year. Income included EUR 90 million for restructuring charges, mainly for re-alignment of the fab production capacity in Albuquerque, USA, and charges of EUR 17 million for inventory obsolescence. Income before special items came to a loss of EUR 148 million and was affected by increased price erosion which rose from 6% in the first quarter to 9% in the second quarter.

Sales in the Medical Systems sector totaled EUR 948 million, 38% up from the year earlier. The larger part of the increase related to the consolidation of MedQuist and ADAC (31%). Additionally, sales were positively influenced by currency movements (3%). On a comparable basis, sales increased 4%, mainly related to ongoing strong growth in North America. Order intake in the first half year rose by 33%, half of it attributable to the acquisition of ADAC. The business unit Magnetic Resonance (MR) posted an order intake increase of over 50%.

Income from operations in Medical Systems came to a profit of EUR 42 million compared to EUR 44 million last year. Income included special charges of EUR 16 million, mostly for the relocation of the U.S. Headquarters to Bothell, near Seattle. Goodwill charges related to earlier acquisitions amounted to EUR 40 million and were EUR 29 million higher than last year.

Sales in the Miscellaneous sector totaled EUR 480 million, a decrease of 35% over the year before.

Income of Miscellaneous came to EUR 123 million and included a gain of EUR 197 million for the sale of the participation of Philips in FEI and the sale of the brand and the commercial organization of Marantz. The performance was unfavorably impacted by lower sales, in particular in the business of Philips Enabling Technologies Group (ETG) and Assembleon, which were affected by the downturn in the market place. A charge of EUR 5 million is included in income of the second quarter for restructuring at ETG. Last year's income was a loss of EUR 91 million.

Income from operations in Unallocated was a loss of EUR 31 million, compared to a loss of EUR 36 million last year. In both years pension credits in the Netherlands impacted income of Unallocated equally favorably.

GEOGRAPHIC DEVELOPMENTS

Sales growth was negative in nearly all regions. Europe posted 21% lower sales nominally, part of which (5%) is caused by the deconsolidation of Origin. The sectors Consumer Electronics, notably Consumer Communications and Digital Networks, Components and Semiconductors posted the strongest decline. Sales growth in North America was 5% negative, including an upward effect of 10% related to new consolidations and a 6% uplift from the stronger US dollar. The most significant decrease occurred in Consumer Electronics, Semiconductors and Components. The Asia Pacific region suffered a 24% decline in sales, attributable to depressed sales in Components, Semiconductors and Mainstream CE. By contrast, sharply higher sales were realized in GSM mobile phones and Lighting. Sales in Latin America were 1% lower nominally, but 4% higher on a comparable basis.

Compared to the first quarter, income from operations in the second quarter weakened in all regions except in Latin America. The weaker economic conditions affected in particular the performance in Europe and North America. Income in Europe turned into a loss of EUR 522 million compared to a profit of EUR 458 million last year. Restructuring projects, mainly in France (Consumer Communications) and Hungary (Components), in addition to deteriorated market conditions at Semiconductors and Components impacted income negatively.

The region North America reported a loss of EUR 234 million, double the loss of the first quarter. The gain on the sale of the participation in FEI was more than off-set by the restructuring charge for Albuquerque at Semiconductors and charges for special items related to set-top boxes at Digital Networks. The shortfall in income was attributable to lower operational income at Semiconductors, Components and Consumer Electronics. The loss of EUR 28 million in Asia Pacific was mainly caused by underutilization of factories at Components and Semiconductors, and by restructuring charges at Components (China).

Income of EUR 38 million in Latin America was slightly above last year's level.

CASH FLOWS AND FINANCING

Cash flow from operating activities in the second quarter amounted to a negative of EUR 250 million which was EUR 558 million lower than in the second quarter of last year. The variance was mostly related to the lower income.

Expressed as a percentage of sales, inventories at the end of the second quarter came to 16.0%, compared to 15.6% three months ago.

Cash flow from investing activities in the second quarter totaled a negative EUR 118 million, compared to a positive inflow of EUR 1,868 million in 2000. Last year included proceeds from the sale of businesses, worth EUR 2,725 million, while in the second quarter of 2001 proceeds from the sale of business interests in mainly FEI, Marantz and batteries amounted to EUR 271 million. LG Electronics redeemed outstanding preference shares of EUR 500 million. Gross capital expenditure amounted to EUR 714 million compared with EUR 629 million last year.

In the second quarter of 2001, net cash flow from financing activities amounted to an inflow of EUR 362 million. During the second quarter a Eurobond of EUR
2.25 billion was issued. The proceeds of this bond were used in part to repay existing long and short-term debt for a total of EUR 1.3 billion. The net impact of the increasing debt position on cashflow was EUR 952 million in the second quarter.

The net debt to group equity ratio amounted to 20:80 at the end of June 2001, compared to 17:83 at the end of March 2001.

EMPLOYEES

The number of employees at the end of June 2001 totaled 212,390, approximately 7,000 less than March 31, 2001. A decrease of 2,400 reflects the deconsolidation of FEI and Marantz. The remaining reductions occurred mainly at Components.

THE FIRST SIX MONTHS

Sales in the first six months amounted to EUR 15,890 million, a decrease of 9% nominally, with stronger currencies lifting sales by 2%. On a comparable basis, sales were 11% lower.

Income from operations amounted to a loss of EUR 413 million (-2.6% of sales) compared to a profit of EUR 1,387 million (7.9% of sales) in 2000. The downturn in the semiconductors, telecommunications and PC industries heavily affected the company's income. This year's result included a loss of EUR 714 million for special items and EUR 197 million one-time gains, as reported in the second quarter. Also included were EUR 95 million one-time gains (the sale of a number of Philips Broadcast Group's activities to Thomson Multimedia of EUR 70 million and collected insurance payments at Semiconductors of EUR 25 million) as well as EUR 131 million one-time charges (inventory write-offs at PCC of EUR 74 million, acquisition-related charges for ADAC at Medical Systems of EUR 20 million and various activities in Miscellaneous of EUR 37 million), already reported in the first quarter. Last year's result included charges of EUR 162 million as a result of the sale of Philips Projects, and various one-time charges. RONA amounted to -6.5% compared to 25.3% in the year-earlier period.

Goodwill amortization and related charges for intangibles came to EUR 157 million compared to EUR 108 million. The increase is related to charges for newly acquired companies in 2000 (MedQuist, ADAC and Optiva).

Financial income and expenses came to an expense of EUR 158 million, compared to a positive EUR 437 million in the first half of 2000. Last year included a EUR 526 million gain from the sale of a portion of shares of JDS Uniphase. Excluding this item, the unfavorable variance is mainly due to higher net interest expenses as a result of higher outstanding debt.

The tax burden has been determined at a tentative rate of 25% compared to 20% (excluding a non taxable gain on the sale of JDS Uniphase shares) in the same period of last year.

Philips' income from operational results relating to unconsolidated companies decreased to a loss of EUR 228 million, compared to a profit of EUR 3,208 million last year which was primarily related to EUR 2,905 million one-time gains, as reported in the second quarter. This year's result included one-time gains of EUR 62 million, a one-time charge of EUR 82 million for impairment of a TSMC subsidiary company, as reported in the second quarter, and Philips' share of non-recurring merger integration costs of EUR 20 million related to Atos Origin. Market weakness, in particular in the PC industry resulted in negative contributions from LG.Philips LCD Co, TSMC and SSMC.

Goodwill charges relating to unconsolidated companies amounted to EUR 126 million compared to EUR 40 million in the first half of 2000. The increase is related to Philips' shareholdings in TSMC and Atos Origin.

The share of third-party minority interests in the income of Group companies amounted to EUR 8 million, compared to EUR 28 million in the first half of 2000.

Net income for this year amounted to a loss of EUR 664 million (a loss of EUR
0.52 per share) versus a profit of EUR 4,744 million (EUR 3.57 per share) in 2000.

SUBSEQUENT EVENTS

LG Electronics of South Korea and Royal Philips Electronics finalized a joint venture deal to merge the cathode ray tube (CRT) operations, which became effective on July 2,2001. The Joint Venture LG.Philips Display launched its operation in Hong Kong on July 6, 2001. Consequently the Display Components business will be deconsolidated from the third quarter onwards. The share in the income of LG.Philips Display will be reported in Results relating to unconsolidated companies. Philips' operations that were merged into the joint venture had annual sales of approximately EUR 2 billion and 23,000 employees.

Philips Medical Systems announced the acquisition of Marconi's Medical Systems business for $1.1 billion. This acquisition will enable Philips Medical Systems to become a leading player in the high-technology computed tomography scanner business and to further strengthen its magnetic resonance imaging and nuclear medicine systems businesses. This acquisition, combined with that of Agilent's Healthcare Solutions Group for $ 1.7 billion, the latter expected to close in the third quarter of 2001, will make Philips the world's second largest manufacturer of medical diagnostic imaging equipment.

OUTLOOK

The downturn in the semiconductors, telecommunications and PC industries as well as in the consumer electronics markets has accelerated in the second quarter, and has spread to all geographic areas. We remain very cautious about the economic development for the rest of the year, as visibility remains low. For Semiconductors our current expectation is that the industry will not see a recovery before 2002. Capital expenditures have been cut back to EUR 2.1 billion. Cost levels will be adjusted further to bring them in line with reduced revenue levels.

With expected additional charges of between EUR 250 million and EUR 300 million in the second half of this year, net income for the full year before special charges is now expected to come in at break-even to a small loss.



Amsterdam, July 17, 2001
Board of Management

        STATEMENTS OF INCOME

        ALL AMOUNTS IN MILLIONS OF EUROS UNLESS OTHERWISE STATED

--------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF INCOME


                                                --------------    ----------------------
                                                   2nd quarter           January to June
                                                 2001     2000         2001         2000
                                                -----    -----    ---------    ---------

Sales                                           7,682    9,155       15,890       17,484
Income from operations, excl. amortization
 goodwill and other intangibles arising from
 acquisitions (Ebita)                            (668)     779         (256)       1,495

Amortization goodwill and other intangibles       (77)     (55)        (157)        (108)
                                                -----    -----    ---------    ---------
Income from operations                           (745)     724         (413)       1,387

Financial income and expenses                     (74)     (43)        (158)         437
                                                -----    -----    ---------    ---------
Income before taxes                              (819)     681         (571)       1,824

Income taxes                                      205     (136)         143         (260)
                                                -----    -----    ---------    ---------
Income after taxes                               (614)     545         (428)       1,564

Results relating to unconsolidated companies:
o income from operational results                 (92)   3,095         (102)       3,248
o amortization goodwill and other intangibles     (63)     (22)        (126)         (40)
                                                -----    -----    ---------    ---------
                                                 (155)   3,073         (228)       3,208

Minority interests                                 (1)     (14)          (8)         (28)

                                                -----    -----    ---------    ---------
NET INCOME                                       (770)   3,604         (664)       4,744

WEIGHTED AVERAGE NUMBER OF COMMON
SHARES OUTSTANDING DURING THE PERIOD
(after deduction of treasury stock)

o shares in thousands                                             1,281,442    1,328,894

BASIC EARNINGS PER COMMON SHARE IN EUROS:

o net income                                    (0.60)    2.71        (0.52)        3.57

DILUTED EARNINGS PER COMMON SHARE IN EUROS:

o net income                                    (0.60)    2.57        (0.52)        3.42

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This document contains certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items, in particular the Outlook paragraph.

By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, levels of consumer and business spending in major economies, changes in consumer tastes and preferences, the levels of marketing and promotional expenditures by Philips and its competitors, raw materials and employee costs, changes in future exchange and interest rates (in particular, changes in the euro and the US dollar can materially affect results), changes in tax rates and future business combinations, acquisitions or dispositions and the rate of technical changes. Market share estimates contained in this report are based on outside sources such as specialized research institutes, industry and dealer panels, etc. in combination with management estimates.

BALANCE SHEETS AND ADDITIONAL RATIOS

all amounts in millions of euros unless otherwise stated

--------------------------------------------------------------------------------
CONSOLIDATED BALANCE SHEETS


                                                      2001        2000         2000
                                                  JUNE 30,    Dec. 31,     June 30,
                                                 ---------   ---------    ---------
Cash and cash equivalents                              916       1,089        4,173
Securities                                             130         111        1,499
Receivables                                          6,184       6,806        6,935
Inventories                                          5,816       5,279        5,126
Unconsolidated companies                             5,403       5,328        2,715
Other non-current financial assets                   3,282       3,747          503
Non-current receivables                              2,904       2,713        2,195
Property, plant and equipment                        9,772       9,041        8,216
Intangible assets - net                              4,459       4,427        2,737
-----------------------------------------------  ---------   ---------    ---------
TOTAL ASSETS                                        38,866      38,541       34,099


Accounts payable and other liabilities               8,004       8,818        8,372
Debt                                                 6,220       4,027        3,429
Provisions                                           3,512       3,491        3,268
Minority interests                                     342         469          385
Stockholders' equity                                20,788      21,736       18,645
-----------------------------------------------  ---------   ---------    ---------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY          38,866      38,541       34,099

RATIOS

Stockholders' equity,
 per common share in euros                           16.30       16.93        14.09

Inventories as a % of sales                           16.0        13.9         14.7
Outstanding trade receivables, in months' sales        1.7         1.5          1.6

NUMBER OF COMMON SHARES
 OUTSTANDING AT THE END OF PERIOD

o shares in thousands                            1,275,715   1,283,895    1,323,515

STATEMENTS OF CASH FLOWS

all amounts in millions of euros unless otherwise stated

--------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF CASH FLOWS *

                                      ----------------  ------------------
                                           2nd quarter     January to June
                                         2001     2000     2001       2000
                                      -------  -------  -------    -------
Cash flows from operating
activities:
Net income                              (770)   3,604     (664)     4,744
Adjustments to reconcile net
 income to net cash provided by
 operating activities:
Depreciation and amortization            762      523    1,350      1,025
Net gain on sale of investments         (222)  (2,728)    (306)    (3,273)
Income from unconsolidated
 companies                               155     (327)     286       (480)
Minority interests                         1       10        8         24
Decrease (increase) in working
 capital                                  83     (722)    (727)    (1,277)
(Increase) decrease in non-current
 receivables                            (215)     (46)    (128)        34
Increase in provisions                   196        7       10         77
Other items                             (240)     (13)    (428)      (161)

----------------------------------    -------  -------  -------    -------
Net cash (used for) provided by
 operating activities                   (250)     308     (599)       713

Cash flows from investing
 activities:
Net capital expenditures                (746)    (599)  (1,503)    (1,055)
(Purchase) proceeds from the sale
 of securities                            (1)       -       (2)       550
Proceeds (purchase) of other
 non-current financial assets            489       17      486        (28)
Proceeds from sale of businesses/
 (purchase of businesses)                140    2,450       66      2,531
----------------------------------    -------  -------  -------    -------
Net cash (used for) provided by
 investing activities                   (118)   1,868     (953)     1,998

CASH FLOWS BEFORE FINANCING
 ACTIVITIES                             (368)   2,176   (1,552)     2,711

* For a number of reasons, principally the effects of translation differences and consolidation changes, certain items in the statements of cash flows do not correspond to the differences between the balance sheet amounts for the respective items.

all amounts in millions of euros unless otherwise stated


--------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)*

                                      ----------------  ------------------
                                           2nd quarter     January to June
                                         2001     2000     2001       2000
                                      -------  -------  -------    -------

CASH FLOWS BEFORE FINANCING
ACTIVITIES                              (368)   2,176   (1,552)     2,711

Cash flows from financing activities:
Increase (decrease) in debt              952      139    2,060        (35)
Treasury stock transactions             (132)    (327)    (294)      (500)
Dividends paid                          (458)    (399)    (458)      (399)
                                      -------  -------  -------    -------
Net cash provided by (used for)
 financing activities                    362     (587)   1,308       (934)

(DECREASE) INCREASE IN CASH AND
 CASH EQUIVALENTS                         (6)   1,589     (244)     1,777
Effect of changes in exchange rates
 and consolidations on cash positions     15        5       71         65
Cash and cash equivalents at
 beginning of the period                 907    2,579    1,089      2,331
                                      -------  -------  -------    -------
CASH AND CASH EQUIVALENTS AT END
 OF PERIOD                               916    4,173      916      4,173


* For a number of reasons, principally the effects of translation differences and consolidation changes, certain items in the statements of cash flows do not correspond to the differences between the balance sheet amounts for the respective items.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

all amounts in millions of euros unless otherwise stated


--------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                                                        ---------------------
                                                              January to June
                                                          2001           2000
                                                        ------         ------

Balance as of beginning of period                       21,736         14,757
Change in accounting policy:
o  product/process development costs inventories             -           (241)
o  derivatives                                               -             58
Exercise of convertible debentures                           2              6
Treasury stock transactions                               (294)          (500)
Dividend accrual/payment                                  (458)          (399)
Net income for the period                                 (664)         4,744
Translation differences and other (including deferred
 results on derivatives)                                   466            220

                                                        ------         ------
Balance as of end of period                             20,788         18,645

                    PRODUCT SECTORS

                    all amounts in millions of euros unless otherwise stated


--------------------------------------------------------------------------------
SEGMENT REVENUES AND INCOME FROM OPERATIONS

                      -----------------------------------------------------------------------------------
                                                          2nd quarter
                      -----------------------------------------------------------------------------------
                                                         2001                                        2000
                      ---------------------------------------  ------------------------------------------

                       segment  Ebita        income   as % of   segment   Ebita        income     as % of
                      revenues          (loss) from   segment  revenues           (loss) from     segment
                                         operations  revenues                      operations    revenues

Lighting                 1,281    137           135      10.5     1,217     165           162        13.3
Consumer Electronics*    2,580   (498)         (498)    (19.3)    3,117     127           126         4.0
DAP                        526     76            71      13.5       466      55            55        11.8
Components               1,177   (332)         (332)    (28.2)    1,823     144           144         7.9
Semiconductors           1,257   (229)         (255)    (20.3)    1,625     351           324        19.9
Medical Systems            950     82            42       4.4       689      55            44         6.4
Origin                       -      -             -         .       424       5            (4)       (0.9)
Miscellaneous              532    124           123      23.1       839     (86)          (91)      (10.8)
Unallocated                       (28)          (31)                        (37)          (36)
                         -----   -----         -----             ------     ---           ---
Total                    8,303   (668)         (745)             10,200     779           724

Intersegment revenues     (621)                                  (1,045)
                         -----                                   ------
SALES                    7,682                                    9,155
INCOME FROM OPERATIONS
 AS A % OF SALES                               (9.7)                                      7.9

* of which:

Mainstream CE            1,988    (71)          (71)     (3.6)    2,228      29            29         1.3
Consumer
 Communications            343   (311)         (311)    (90.7)      502      11            10         2.0
Digital Networks           170   (184)         (184)   (108.2)      256     (21)          (21)       (8.2)
Licenses                    79     68            68      86.1       131     108           108        82.4
                         -----   -----         -----   -------   ------     ---           ---       ------
Consumer Electronics     2,580   (498)         (498)    (19.3)    3,117     127           126         4.0

                    PRODUCT SECTORS

                    all amounts in millions of euros unless otherwise stated


--------------------------------------------------------------------------------
SEGMENT REVENUES AND INCOME FROM OPERATIONS

                      -----------------------------------------------------------------------------------
                                                          January to June
                      -----------------------------------------------------------------------------------
                                                         2001                                        2000
                      ---------------------------------------  ------------------------------------------

                       segment  Ebita        income   as % of   segment   Ebita        income     as % of
                      revenues          (loss) from   segment  revenues           (loss) from     segment
                                         operations  revenues                      operations    revenues

Lighting                 2,588    341           337      13.0     2,454      372            367      15.0
Consumer Electronics*    5,320   (597)         (597)    (11.2)    5,992      210            209       3.5
DAP                        972    134           124      12.8       853      100            100      11.7
Components               2,509   (409)         (409)    (16.3)    3,463      244            244       7.0
Semiconductors           2,849     28           (24)     (0.8)    3,060      617            565      18.5
Medical Systems          1,774    128            43       2.4     1,263       85             64       5.1
Origin                       -      -             -         .       824       14             (3)     (0.4)
Miscellaneous            1,196    147           144      12.0     1,605     (103)          (114)     (7.1)
Unallocated                       (28)          (31)                         (44)           (45)
                        ------   -----         -----             ------     ----          -----
Total                   17,208   (256)         (413)             19,514    1,495          1,387
Intersegment revenues   (1,318)                                  (2,030)
                        ------                                   ------
SALES                   15,890                                   17,484
INCOME FROM OPERATIONS
 AS A % OF SALES                               (2.6)                                        7.9

* of which:

Mainstream CE            4,061   (110)         (110)     (2.7)    4,210      21              21       0.5
Consumer
 Communications            715   (429)         (429)    (60.0)    1,023      35              34       3.3
Digital Networks           373   (224)         (224)    (60.1)      534     (37)            (37)     (6.9)
Licenses                   171    166           166      97.1       225     191             191      84.9
                         -----   ----         -----     -----     -----     ---             ---      ----
Consumer Electronics     5,320   (597)         (597)    (11.2)    5,992     210             209       3.5

                        GEOGRAPHIC AREAS

                        all amounts in millions of euros unless otherwise stated


--------------------------------------------------------------------------------
SEGMENT REVENUES AND INCOME FROM OPERATIONS

                      ---------------------------------------------------------------------------------------
                                                          2nd quarter
                      ---------------------------------------------------------------------------------------
                                                             2001                                        2000
                      -------------------------------------------  ------------------------------------------

                         segment    Ebita        income   as % of   segment   Ebita        income     as % of
                        revenues            (loss) from   segment  revenues           (loss) from     segment
                                           operations  revenues                      operations    revenues

Netherlands                2,528      (82)          (83)     (3.3)    3,946     276           265         6.7
Europe excl. Netherlands   4,358     (438)         (439)    (10.1)    4,876     195           193         4.0
USA and Canada             2,813     (160)         (234)     (8.3)    2,759      95            54         2.0
Latin America                480       38            38       7.9       505      24            24         4.8
Africa                        36        1             1       2.8        37       1             1         2.7
Asia                       2,842      (29)          (30)     (1.1)    3,618     196           195         5.4
Australia and New
 Zealand                     101        2             2       2.0       100      (8)           (8)       (8.0)
                          ------    -----         -----              ------    ----         -----
Total                     13,158     (668)         (745)             15,841     779           724
Interregional revenues    (5,476)                                    (6,686)
                          ------                                     ------
SALES                      7,682                                      9,155
INCOME FROM OPERATIONS
 AS A % OF SALES                                 (9.7)                                      7.9

                      ---------------------------------------------------------------------------------------
                                                          January to June
                      ---------------------------------------------------------------------------------------
                                                             2001                                        2000
                      -------------------------------------------  ------------------------------------------

                         segment    Ebita        income   as % of   segment   Ebita        income     as % of
                        revenues            (loss) from   segment  revenues           (loss) from     segment
                                             operations  revenues                      operations    revenues

Netherlands                5,449      139           137       2.5     7,499     567           547         7.3
Europe excl. Netherlands   9,237     (404)         (406)     (4.4)    9,384     446           441         4.7
USA and Canada             5,760     (197)         (349)     (6.1)    5,144     126            44         0.9
Latin America                874       47            47       5.4       888      33            33         3.7
Africa                        68        1             1       1.5        65       1             1         1.5
Asia                       6,047      154           153       2.5     6,749     334           333         4.9
Australia and New
 Zealand                     171        4             4       2.3       191     (12)          (12)       (6.3)
                          ------    -----         -----              ------    ----         -----
Total                     27,606     (256)         (413)             29,920   1,495         1,387
Interregional revenues   (11,716)                                   (12,436)
                          ------                                     ------
SALES                     15,890                                     17,484
INCOME FROM OPERATIONS
 AS A % OF SALES                                   (2.6)                                      7.9

          PRODUCT SECTORS AND MAIN COUNTRIES

          all amounts in millions of euros unless otherwise stated


--------------------------------------------------------------------------------
SALES AND TOTAL ASSETS


                          Sales (to third parties)         Total assets*
                          ------------------------      -------------------
                                   January to June          2001       2000
                             2001             2000      June 30,   June 30,
                          -------           ------      --------   --------

Lighting                    2,563            2,430         3,121      2,984
Consumer Electronics        5,212            5,882         4,232      4,402
DAP                           961              841         1,165        810
Components                  1,741            2,553         5,681      5,859
Semiconductors              2,551            2,613         9,377      6,663
Medical Systems             1,772            1,261         4,164      1,916
Origin                          -              507         -            667
Miscellaneous               1,090            1,397         2,976      1,720
Unallocated                     -                -         8,150      9,078
-----------------------    ------           ------        ------     ------
TOTAL                      15,890           17,484        38,866     34,099



--------------------------------------------------------------------------------
SALES AND FIXED ASSETS


                          Sales (to third parties)       Long-lived assets
                          ------------------------      -------------------
                                   January to June          2001       2000
                             2001             2000      June 30,   June 30,
                          -------           ------      --------   --------

Netherlands                   750              892         1,958      1,852
United States               4,105            3,986         5,149      2,941
Germany                     1,265            1,577           767        625
France                        948            1,073           447        430
United Kingdom                795              987           353        310
China (incl. Hong Kong)     1,180            1,239           965        727
Other countries             6,847            7,730         4,592      4,068
-----------------------    ------           ------        ------     ------
TOTAL                      15,890           17,484        14,231     10,953


* Includes book value of unconsolidated companies and intangible assets

                                                    PHILIPS QUARTERLY STATISTICS
            all amounts in millions of euros unless otherwise stated; percentage increases always in relation to the corresponding period of previous year

                                                             2000                                    2001
                            -------------------------------------  --------------------------------------
                              1st      2nd        3rd       4th      1st       2nd        3rd       4th
                            quarter  quarter    quarter   quarter  quarter   quarter    quarter   quarter
                            -------  -------    -------   -------  -------   -------    -------   -------
Sales                         8,329    9,155      9,371    11,007    8,208     7,682
 % increase                      22       25         21        15       (1)      (16)

Ebita                           716      779      1,016     2,112      412      (668)
 as % of sales                  8.6      8.5       10.8      19.2      5.0      (8.7)
 % increase                      26       98        148       256      (42)        .

Income from operations          663      724        945     1,949      332      (745)
 as % of sales                  8.0      7.9       10.1      17.7      4.0      (9.7)
 % increase                      21      127        168       267      (50)        .

Net income                    1,140    3,604      2,066     2,792      106      (770)
 % increase                     143    1,230        455       306      (91)        .
 per common share in euros     0.86     2.71       1.58      2.16     0.08     (0.60)

                           January-  January-  January-  January- January-  January-   January-  January-
                              March     June  September  December    March      June  September  December
                           --------  --------  --------  -----------------  --------   --------  --------
Sales                         8,329   17,484     26,855    37,862    8,208    15,890
 % increase                      22       24         23        20       (1)       (9)

Ebita                           716    1,495      2,511     4,623      412      (256)
 as % of sales                  8.6      8.6        9.4      12.2      5.0      (1.6)
 % increase                      26       55         83       135      (42)        .

Income from operations          663    1,387      2,332     4,281      332      (413)
 as % of sales                  8.0      7.9        8.7      11.3      4.0      (2.6)
 % increase                      21       60         91       144      (50)        .
 as a % of net operating
 capital (RONA)                25.1     25.3       27.4      35.7     11.5      (6.5)

Net income                    1,140    4,744      6,810     9,602      106      (664)
 % increase                     143      541        512       434      (91)        .
 as a % of stockholders'
 equity (ROE)                  31.2     62.1       56.5      53.5      2.5      (7.4)
 per common share in euros     0.86     3.57       5.15      7.31     0.08      (0.52)

                                               Period ending 2000                      PERIOD ENDING 2001
                            -------------------------------------  --------------------------------------

Inventories as % of sales      14.5     14.7       15.8      13.9     15.6      16.0
Average collection period
 of trade receivables
 in months' sales               1.6      1.6        1.6       1.5      1.6       1.7
Net debt : group equity ratio  4:96        *       8:92     12:88    17:83     20:80

Total employees (in thousands)  229      232        239       219      219       212

* Not meaningful: net cash exceeded the debt level.



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